Exhibit 23.2
CONSENT OF INDEPENDENT VALUATION FIRM
We consent to the inclusion in the Quarterly Report on Form 10-Q of Intevac, Inc. and subsidiaries for the quarterly period ended September 26, 2009 of references to our Valuation Report relating to the estimation of fair value of certain auction rate securities held by the Company as of September 26, 2009 and to references to our firm’s name therein.
/s/ Houlihan Smith & Company, Inc.
Chicago, Illinois
October 27, 2009